Exhibit 99.1

Yunji Announces First Quarter 2021 Unaudited Financial Results

Hangzhou, CHINA, May 27, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20211.

First Quarter 2021 Highlights

•

Total revenues in the first quarter of 2021 were RMB675.4 million (US$103.1 million), compared with RMB1,649.2 million in the same period of 2020, primarily due to the Company’s focus on upgrading its strategy of carefully curating products through the implementation of its megahit product pool initiative to refine its product selections across all platform categories, which is in line with the Company’s long-term growth plan. During the refinement process, the Company made adjustments to optimize its selection of suppliers and merchants across its platform, which caused sales decreases in both its marketplace business and merchandise sales.

•	Repeat purchase rate[2] in the twelve months ended March 31, 2021 was 80.6%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During the first quarter, we continued to pave the way for our long-term and sustainable growth by upgrading our product curation strategy. More specifically, this involved launching our megahit product pool initiative to introduce more products with strong repurchase potential and customer appeal as well as refining our product selections across all of our platform categories. Our progress on the product side and prioritization of lasting growth over short-term sales improvements have already garnered positive feedback from our loyal members and service managers. Looking ahead, as we continue to position our platform as the go-to location for members to purchase high-quality and cost-effective products, our service managers will be more motivated to receive additional benefits through sharing and engagement. We remain confident that such efforts will lead to more win-win relationships between our ecosystem participants as well as the healthy growth and development of our platform over the long run.”

“As we continued to upgrade and enhance our portfolio of product offerings, we also remained focused on improving our cost structures, achieving better operating efficiency, and maintaining a healthy financial profile. Going forward, we will stay disciplined in cost management while our new and improved product curation strategy will continue to fuel our long-term growth, allowing us to form more mutually beneficial partnerships with suppliers and thus generate greater shareholder value.” said Mr. Chengqi Zhang, Vice President of Finance of Yunji.

First Quarter 2021 Unaudited Financial Results

Total revenues were RMB675.4 million (US$103.1 million), compared with RMB1,649.2 million in the same period of 2020. This decrease was primarily due to the Company’s decision to upgrade its strategy of carefully curating products starting from the first quarter of 2021. As part of these upgrades, the Company launched its megahit product pool initiative, which focused on introducing more products with strong repurchase potential and customer appeal, and refined product selections across all product categories on its platform. During the refinement process, the Company made adjustments to optimize its selection of suppliers and merchants across its platform, which caused sales decreases in both its marketplace business and merchandise sales.

•	Revenues from sales of merchandise, net decreased by 60.4% to RMB571.9 million (US$87.3 million) from RMB1,445.9 million in the same period of 2020.

•

Revenues from the membership program were nil, compared with RMB25.1 million in the same period of 2020. From January 2020 until the end of March 2021, the Company allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. The Company continued to grant free membership benefits to such members during the first quarter of 2021. As a result, there was no membership revenue in the first quarter of 2021, while membership revenues in the first quarter of 2020 were all from the deferred revenue of prior paying members. The Company has ceased allowing users to become members free of charge since April 1, 2021.

•	Revenues from the marketplace business were RMB95.4 million (US$14.6 million), compared with RMB158.1 million in the same period of 2020.

•	Other revenues decreased by 59.6% to RMB8.1 million (US$1.2 million) from RMB20.1 million in the same period of 2020.

Total cost of revenues decreased by 61.7% to RMB439.4 million (US$67.1 million), or 65.1% of total revenues, from RMB1,148.0 million, or 69.6% of total revenues, in the same period of 2020. The decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly comprised of those costs related to the sales of merchandise revenue in the first quarter of 2021.

Total operating expenses decreased by 47.8% to RMB272.7 million (US$41.6 million) from RMB522.9 million in the same period of 2020.

•

Fulfillment expenses decreased by 53.0% to RMB64.8 million (US$9.9 million), or 9.6% of total revenues, from RMB138.1 million, or 8.4% of total revenues, in the same period of 2020. The decrease was primarily due to: (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs due to staffing structure refinements.

•

Sales and marketing expenses decreased by 61.7% to RMB96.3 million (US$14.7 million), or 14.3% of total revenues, from RMB251.7 million, or 15.3% of total revenues, in the same period of 2020. The decrease was mainly due to the decreases in member management fees and business promotion expenses.

•

Technology and content expenses decreased by 35.3% to RMB37.5 million (US$5.7 million), or 5.6% of total revenues, from RMB57.9 million, or 3.5% of total revenues, in the same period of 2020. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements.

•

General and administrative expenses decreased by 1.5% to RMB74.1 million (US$11.3 million), or 11.0% of total revenues, from RMB75.2 million, or 4.6% of total revenues, in the same period of 2020, primarily due to a decrease in share-based compensation expenses.

Loss from operations was RMB19.8 million (US$3.0 million), compared with RMB6.1 million in the same period of 2020.

Financial income, net was RMB20.5 million (US$3.1 million), compared with financial loss, net of RMB9.8 million in the same period of 2020, primarily due to a gain of RMB15.9 million (US$2.4 million) from the fair value change of equity securities with readily determinable fair value in the first quarter of 2021, compared with a loss of RMB23.4 million from the fair value change of equity securities with readily determinable fair value in the same period of 2020.

Net loss was RMB4.0 million (US$0.6 million), compared with RMB13.2 million in the same period of 2020.

Adjusted net income (non-GAAP)3 was RMB17.1 million (US$2.6 million), compared with RMB26.1 million in the same period of 2020.

Basic and diluted net loss per share attributable to ordinary shareholders were both nil, compared with RMB0.01 in the same period of 2020.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, May 27, 2021, at 7:00 AM Eastern Time or 7:00 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	7785047
Registration Link	http://apac.directeventreg.com/registration/event/7785047

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	7785047

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,063,900	977,458	149,189
Restricted cash	125,844	89,890	13,720
Short-term investments	134,146	131,919	20,135
Accounts receivable, net (Allowance for credit losses of RMB8,603 and RMB3,817, respectively)	164,733	166,293	25,381
Advance to suppliers	103,836	89,445	13,655
Inventories, net	135,245	102,759	15,684
Amounts due from related parties	7,841	2,157	329
Prepaid expenses and other current assets (Allowance for credit losses of RMB2,972 and RMB4,485, respectively)	410,423	395,986	60,439

Total current assets	2,145,968	1,955,907	298,532

Non-current assets
Property and equipment, net	26,010	20,010	3,054
Long-term investments[5]	158,931	230,097	35,120
Deferred tax assets	59,455	39,445	6,020
Operating lease right-of-use assets, net	11,324	5,923	904
Other non-current assets (Allowance for credit losses of RMB1,514 and RMB1,463, respectively)	148,793	144,726	22,089

Total non-current assets	404,513	440,201	67,187

Total assets	2,550,481	2,396,108	365,719

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	501,549	405,329	61,865
Deferred revenue	50,951	39,795	6,074
Incentive payables to members	312,170	288,932	44,100
Refund payable to members	4,398	3,264	498
Member management fees payable	45,841	51,309	7,831
Other payable and accrued liabilities	280,586	237,304	36,220
Amounts due to related parties	22,989	19,646	2,999
Operating lease liabilities - current	6,988	4,561	696

Total current liabilities	1,225,472	1,050,140	160,283

Non-current liabilities
Operating lease liabilities	8,309	5,456	833
Deferred tax liabilities	1,832	1,655	253

Total non-current liabilities	10,141	7,111	1,086

Total Liabilities	1,235,613	1,057,251	161,369

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(85,202)	(64,220)	(9,802)
Additional paid-in capital	7,327,148	7,328,955	1,118,617
Statutory reserve	12,624	12,624	1,927
Accumulated other comprehensive income	9,452	15,927	2,431
Accumulated deficit	(5,952,085)	(5,955,903)	(909,048)

Total Yunji Inc. shareholders’ equity	1,312,007	1,337,453	204,136
Non-controlling interests	2,861	1,404	214

Total shareholders’ equity	1,314,868	1,338,857	204,350

Total liabilities and shareholders’ equity	2,550,481	2,396,108	365,719

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	1,445,857	571,888	87,287
Membership program revenue	25,134	—	—
Marketplace revenue	158,071	95,374	14,557
Other revenues	20,144	8,135	1,242

Total revenues	1,649,206	675,397	103,086

Operating cost and expenses:
Cost of revenues	(1,148,024)	(439,365)	(67,060)
Fulfilment	(138,086)	(64,834)	(9,896)
Sales and marketing	(251,661)	(96,325)	(14,702)
Technology and content	(57,937)	(37,488)	(5,722)
General and administrative	(75,182)	(74,068)	(11,305)

Total operating cost and expenses	(1,670,890)	(712,080)	(108,685)

Other operating income	15,578	16,914	2,582

Loss from operations	(6,106)	(19,769)	(3,017)
Financial (expense)/income, net	(9,804)	20,486	3,127
Foreign exchange income, net	6,021	171	26
Other non-operating income, net	—	913	139

(Loss)/Income before income tax expense, and equity in loss of affiliates, net of tax	(9,889)	1,801	275
Income tax expense[4]	(3,145)	(3,249)	(496)
Equity in loss of affiliates, net of tax	(204)	(2,524)	(385)

Net loss	(13,238)	(3,972)	(606)
Less: net loss attributable to non-controlling interests shareholders	(128)	(149)	(23)

Net loss attributable to YUNJI INC.	(13,110)	(3,823)	(583)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(13,110)	(3,823)	(583)

Net loss	(13,238)	(3,972)	(606)
Other comprehensive income
Foreign currency translation adjustment	18,249	6,475	988

Total comprehensive income	5,011	2,503	382
Less: total comprehensive loss attributable to non-controlling interests shareholders	(128)	(149)	(23)

Total comprehensive income attributable to YUNJI INC.	5,139	2,652	405

Net loss attributable to ordinary shareholders	(13,110)	(3,823)	(583)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,124,159,023	2,134,812,630	2,134,812,630

Net loss per share attributable to ordinary shareholders
Basic	(0.01)	—	—
Diluted	(0.01)	—	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	3,969	1,894	289
General and administrative	29,060	18,847	2,877
Fulfillment	4,062	(63)	(10)
Sales and marketing	2,221	360	55

Total	39,312	21,038	3,211

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Income:
Net loss	(13,238)	(3,972)	(606)
Add: Share-based compensation	39,312	21,038	3,211

Adjusted net income	26,074	17,066	2,605

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period are calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.

Income tax expense for the first quarter of 2021 was RMB3.2 million (US$0.5 million), compared to RMB3.1 million in the same period of 2020. The Company’s effective tax rate was changed primarily due to changes in the profitability of its subsidiaries that have different tax rates, including non-deductible share-based compensation expenses, and increased valuation allowance as the Company will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.

5.

As of March 31, 2021, the balance of long-term investment mainly represented equity securities with readily determinable fair value, which was remeasured based upon market price at each period end and recorded the unrealized changes in Financial (expense)/income, net, in the Unaudited Condensed Consolidation Statements of Comprehensive Income/(loss).